82-34794

INTERIM REPORT

Interim Group Accounts as at 31 March 2006

DEPFA BANK plc

DEPFA BANK

PERFORMANCE IN FINANCE

Profit before tax by segment

Budget Finance (€ m)



03/2006
03/2005
131
84
0 15 30 45 60 75 90 105 120 135

Infrastructure Finance (€ m)



03/2006
03/2005
4
3
0 15 30 45 60 75 90 105 120 135

Client Product Services (€ m)



03/2006
03/2005
19
1
0 15 30 45 60 75 90 105 120 135

Global Markets (€ m)



03/2006
03/2005
40
65
0 15 30 45 60 75 90 105 120 135

Net income and ROE after tax - Group



€ m
550
500
450
400
350
300
200
100
0
%
40
35
30
25
20
15
10
5
0
29.4
32.9
22.7
22.6
370
540
475
134
2003
2004
2005
03/2006
© DEPFA BANK

* 2003 according to US-GAAP

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P-1, Aa3, B-	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–	P-1, Aa3, B-	A-1, A
DEPFA ACS BANK	F1+, AA–	P-1, Aa3, C	A-1+, AA-

Group figures

	Q1 2006 € m	Q1 2005 € m	Change € m	Change %
Earnings				
Net interest Income	107	110	-3	-2.7%
Net fee and commission income	5	4	1	25.0%
Net trading income	62	45	17	37.8%
Gains less losses from financial assets	70	35	35	100.0%
Other operating income	-	3	-3	-100.0%
Total operating income	**244**	**197**	**47**	**23.9%**
Operating expenses	-58	-53	-5	9.4%
of which personnel expenditure	-37	-36	-1	2.8%
of which other administrative expenditure	-18	-15	-3	20.0%
of which depreciation and amortistisation	-2	-2	-	0.0%
of which other expenditure	-1	-	-1	
Profit before taxation	**186**	**144**	**42**	**29.2%**
Taxation	-52	-25	-27	108.0%
Profit for the period	**134**	**119**	**15**	**12.6%**
Balance sheet items	**31.03.2006**	**31.12.2005**		
Public finance volume (incl. public sector related)	205,677	202,970	2,707	1.3%
of which drawn	183,169	181,499	1,670	0.9%
of which undrawn	22,508	21,471	1,037	4.8%
Outstanding securities	106,229	103,014	3,215	3.1%
Shareholders' capital	2,433	2,304	129	5.6%
Total assets	221,613	228,630	-7,017	-3.1%
Key ratios	**Q1 2006**	**Q1 2005**		
Cost/income ratio	23.8%	26.9%		
Earnings per share €	0.39	0.35		
RoE after taxes	22.6%	24.7%		

Contents

Letter to Shareholders

Dear Shareholders,

With a net profit of € 134 m (up 13% year-on-year) in the first quarter of 2006 DEPFA BANK achieved the best quarterly result ever. This corresponds to a return on equity of 23% after tax. The net profit in the first quarter was achieved largely on the back of a significant increase in total operating income, which rose 24%. Net interest income fell modestly by 3% to € 107 m, due to a lower contribution from Global Markets activities. Net fee and commission income, whose scope has been narrowed down considerably under IFRS, rose slightly y-o-y to € 5 m and relate principally to income from liquidity facilities in the US.

The trading result of € 62 m is up 38% y-o-y. Total expenditure rose by 9% to € 58 m due primarily to the higher costs of a bigger workforce that has grown more than 20% in the past year. The cost-income ratio fell to 24% from 27% in the first quarter of 2005. Profit before taxes totalled € 186 m, an increase of 29% y-o-y.

The good start into the current financial year is based on strong client business in all regions and products. We will continue to pursue our two key strategic objectives in 2006: expanding into carefully selected regions whilst building the product range with a particular focus on our clients' needs. The results of the first quarter 2006 are already demonstrating a clear shift towards client driven revenues. Whereas Budget Finance, Infrastructure Finance and Client Product Services contributed to 59% of total operating income in 2005, this portion went up to 79% in Q1 2006.

On 13 February Thomas Kolbeck stepped down from his position as Deputy CEO and has taken on the task of chairing the Risk Committee as a non-executive Director. The new Deputy CEO is Matthias Mosler, who has been a member of the Executive Committee of DEPFA since October 2005 and is responsible for Client Relationship Management. The Risk Controlling Structure on the Executive side has been strengthened by the creation of the new position of a Chief Risk Officer, responsible for monitoring all the Group's risks. Rolf Hengsteler, Member of the Executive Committee, has taken up this function. Paul Leatherdale who has built our Infrastructure Finance business since 1999 became a member of the Executive Committee on the 21st of April this year.

Budget Finance

The Budget Finance segment comprises lending activities of DEPFA to public sector authorities. The operating income from this area is derived from a high grade portfolio of sovereign and sub-sovereign bonds and loans that are insulated from interest rate risk. Net interest income amounted to € 86 m in the first quarter, a 21% rise y-o-y. Non-interest revenues increased to € 69 m, as the bank optimised the return from its vast portfolio of assets.

New commitments amounted to € 13 bn in the first quarter, and the public finance volume (drawn and undrawn) amounted to € 201 bn at the end of the quarter. DEPFA has been able to tap into continued strong appetite for borrowing in its core European market. The fastest growth in our

budget financing activities continues to be in the United States and in the space of just over two years its share of the Group's total financing volume has risen to 15%. An increase in capacity in the main New York branch as well as in San Francisco and Chicago, is helping to sustain momentum in the acquisition of new business, which divides evenly between municipal bond financing and the provision of standby liquidity facilities. Investments in a variety of new product areas are also providing an additional route into lending opportunities with existing and new clients.

Profit before taxes in the Budget Finance segment totalled € 131 m at the end of the first quarter, up 56% y-o-y.

€ m	Q1 2006	Q1 2005	Change	Change %
Net interest income	86	71	15	21%
Non-interest revenues	69	35	34	97%
Net operating income before impairment losses	**155**	**106**	**49**	46%
Operating expenses	**-24**	**-22**	**-2**	9%
Profit before income tax	**131**	**84**	**47**	56%
Key balance sheet items				
Financing volume (on-balance sheet)	166,913	144,763	22,150	15%
Financing volume (off-balance sheet)	21,094	13,042	8,052	62%
Average equity	1,326	994	332	33%
Key balance sheet items				
Cost income ratio	15%	21%		
ROE	40%	34%		

Infrastructure Finance

Infrastructure Finance comprises the financing of infrastructure projects, in particular involving arrangements between the public and private sector and together with budget financing lending contributes to the sizeable block of locked-in revenues of the bank. After a necessary build-up phase revenues in this segment are beginning to reflect greater success in securing arranger mandates. Total operating income amounted to € 8 m in the first quarter 2006, up 33% y-o-y. The volume of commitments reached € 3.4 bn, but more importantly, given that the bank sells down a significant portion of business it originates, DEPFA closed 6 transactions in the first quarter, which compares well against 21 in 2005.

The most important growth area also for this segment is North America. A PPP transaction that was closed in the first quarter was for the 'Golden Ears' Bridge project in Vancouver, Canada with a value of CAD 1.1 bn in which DEPFA acted as joint lead arranger. This is the biggest green-field PPP project in Canada to date.

Profit before taxes in the Infrastructure Finance segment totalled € 4 m.

€ m	Q1 2006	Q1 2005	Change
Net interest income	6	5	1
Non-interest revenues	2	1	1
Net operating income before impairment losses	**8**	**6**	**2**
Operating expenses	**-4**	**-3**	**-1**
Profit before income tax	**4**	**3**	**1**
Key balance sheet items			
Financing volume (on-balance sheet)	1,986	1,660	326
Financing volume (off-balance sheet)	1,414	741	673
Average equity	138	109	29
Key balance sheet items			
Cost income ratio	50%	50%	
ROE	12%	11%	

Client Product Services

Client Product Services encompasses products and structured transactions that provide an added value for our clients. In particular, the bank has developed competencies in derivative products, structured transactions, securitisation and advisory, creating a much wider net from which to capture ancillary business that flows from the bank's lending transactions as well as generating completely new opportunities.

The first quarter marked an important breakthrough in this segment's profitability; total operating income amounted to € 25 m, representing a significant improvement against the previous quarter Q4 2005 (€ 8 m).

All the individual businesses performed well. The bank's interest rate specialists have teamed up with the lending side to arrange a number of deal-driven as well as stand-alone swap transactions for clients. Contributions from products that are at an earlier stage in their development such as

the securitisation of receivables, the structuring of Collateralised Debt Obligations (CDO's) and the Guaranteed Investment Contract (GIC) business have been encouraging.

Profit before taxes in the Client Product Services segment totalled € 19 m.

€ m	**Q1 2006**	**Q1 2005**	**Change**
Net interest income	-2	-	-2
Non-interest revenues	27	4	23
Net operating income before impairment losses	**25**	**4**	**21**
Operating expenses	**-6**	**-3**	**-3**
Profit before income tax	**19**	**1**	**18**
Key balance sheet items			
Financing volume (on-balance sheet)	-	-	-
Financing volume (off-balance sheet)	-	-	-
Average equity	22	9	13
Key balance sheet items			
Cost income ratio	24%	75%	

Global Markets

This segment consists of market activities in which a portion of the public sector assets are deployed with a view to taking advantage of movements in interest rates and credit spreads. In addition, this segment includes bond trading and Credit Default Swap activities based on the bank's insights as a specialist lender in the sovereign and sub-sovereign sector. As anticipated, total operating income declined in the first quarter, revenues went down by 36% y-o-y to € 48 m. The reason for the clear fall in revenues in the first quarter compared to the average quarterly level in 2005 was due to a changed market environment that has seen interest rates rising.

Revenues have in the past two years been skewed towards asset sales due to low interest rate and credit spread levels, allowing DEPFA to make significant profits from gains in valuation of assets, which in turn has helped the bank strengthen its equity base.

Profit before taxes in the Global Markets segment totalled € 40 m.

€ m	Q1 2006	Q1 2005	Change	Change %
Net interest income	22	32	-10	-31%
Non-interest revenues	26	43	-17	-40%
Net operating income before impairment losses	**48**	**75**	**-27**	-36%
Operating expenses	**-8**	**-10**	**2**	-20%
Profit before income tax	**40**	**65**	**-25**	-38%
Key balance sheet items				
Financing volume (on-balance sheet)	11,248	8,911	2,337	26%
Financing volume (off-balance sheet)	-	-	-	-
Average equity	768	453	315	70%
Key balance sheet items				
Cost income ratio	17%	13%		
ROE	21%	57%		

Corporate Centre

Besides consolidation items the Corporate Centre of DEPFA contains overhead costs, project costs as well as the residual property portfolio of the Pfandbriefbank. The segment recorded a deficit of € 8 m before taxes (vs. € -9 m in Q1 2005).

€ m	Q1 2006	Q1 2005	Change	Change %
Net interest income	-5	2	-7	
Non-interest revenues	13	4	9	225%
Net operating income before impairment losses	**8**	**6**	**2**	33%
Operating expenses	**-16**	**-15**	**-1**	7%
Profit before income tax	**-8**	**9**	**1**	-11%
Key balance sheet items				
Financing volume (on-balance sheet)	5,252	8,690	-3,438	-40%
Financing volume (off-balance sheet)	-	-	-	-
Average equity	115	366	-251	-69%

Interim financial information as at 31 March 2006

Consolidated income statement	Note	Period ended 31 March	
		2006 € m	2005 € m
Interest and similar income	1	2,044	1,789
Interest expense and similar charges	1	-1,937	-1,679
Net interest income		**107**	**110**
Fee and commission income	2	8	6
Fee and commission expense	2	-3	-2
Net fee and commission income		**5**	**4**
Net trading income	3	62	45
Gains less losses from financial assets		70	35
Other operating income		-	3
Total operating income		**244**	**197**
Operating expenses	4	-58	-53
Net operating profit before impairment losses		**186**	**144**
Impairment losses on loans and advances		-	-
Profit before taxation		**186**	**144**
Taxation		-52	-25
Profit for the period attributable to the equity holders of the company		**134**	**119**
Earnings per share attributable to the equity holders of the Company (expressed in € per share):			
– basic		0.39	0.35
– diluted		0.39	0.35

Consolidated balance sheet	Note	31.03.2006 € m	31.12.2005 € m
ASSETS			
Cash and balances with central banks		1,637	1,457
Treasury bills and other eligible bills		-	1
Loans and advances to banks	5	36,946	42,870
Trading securities		185	210
Derivative financial instruments	6	6,704	8,147
Other financial assets at fair value through profit or loss		598	586
Loans and advances to customers	7	120,509	116,437
Investment securities – available-for-sale		54,873	58,776
Intangible assets		54	55
Property, plant and equipment		22	24
Deferred taxation		82	52
Other assets		3	15
Total assets		**221,613**	**228,630**
LIABILITIES			
Deposits from banks	9	65,244	67,023
Other deposits		26,806	29,779
Derivative financial instruments and other trading liabilities	6	13,461	17,541
Due to customers	10	9,519	7,672
Debt securities in issue	11	101,638	101,612
Other borrowed funds	12	2,164	2,378
Other liabilities		72	97
Current tax liabilities		93	51
Deferred tax liabilities		124	110
Retirement benefit obligations		59	63
Total liabilities		**219,180**	**226,326**
EQUITY			
Equity attributable to equity holders of the company			
Share capital		106	106
Share premium		1,142	1,142
Retained earnings		1,075	940
Other reserves		110	116
Total equity		**2,433**	**2,304**
Total equity and liabilities		**221,613**	**228,630**

Group statement of changes in shareholder's equity of DEPFA BANK plc

€m	Share capital	Share premium	Retained earnings	Other reserves: unrealised gains/losses on cash flow hedges	Other reserves: unrealised gains/losses on available for sale securities	Total equity 2006	Total equity 2005
Balance at 1 January	**106**	**1,142**	**940**	**2**	**114**	**2,304**	**1,884**
Profit for the period	-	-	134	-	-	134	119
Net change in available for sale investments, net of tax	-	-	-	-	-6	-6	27
Net changes in cash flow hedges, net of tax	-	-	-	-	-	-	1
Total recognised profit	**-**	**-**	**134**	**-**	**-6**	**128**	**147**
Purchase of own shares	-	-	-9	-	-	-9	-45
Share based payments	-	-	10	-	-	10	9
Acquisition of minority interest	-	-	-	-	-	-	-9
Balance at 31 March	**106**	**1,142**	**1,075**	**2**	**108**	**2,433**	**1,986**

Consolidated cash flow statement of DEPFA BANK plc

	2006	**2005**
Cashflow from operating activities	-2,135	-1,815
Cashflow from investing activities	-1	-32
Cashflow from financing activities	-229	-45
Net increase/(decrease) in cash and cash equivalents	-2,365	-1,892
Cash and cash equivalents as of 1 January	12,049	8,797
Effect of exchange rate changes on cash and cash equivalents	-20	7
Cash and cash equivalents as of 31 March	9,664	6,912

Quarterly performance of DEPFA BANK plc

	2006 € m	2005 € m			
	Q1	Q4	Q3	Q2	Q1
Net interest income	107	116	100	96	110
Net fee and commission income	5	6	5	5	4
Net trading income	62	-3	25	-181	45
Gains less losses from investment securities	70	60	93	292	35
Other operating income	-	-	-	4	3
Total operating income	**244**	**179**	**223**	**216**	**197**
Operating expenses	-58	-57	-53	-52	-53
of which personnel expenditure	-37	-33	-32	-31	-36
of which other administrative expenditure	-18	-20	-20	-17	-15
of which depreciation and amortisation	-2	-2	-2	-3	-2
of which other expenditure	-1	-2	1	-1	-
Net operating profit before impairment losses	**186**	**122**	**170**	**164**	**144**
Impairment losses on loans and advances	-	-3	-	-	-
Profit before taxation	**186**	**119**	**170**	**164**	**144**
Income tax expense	-52	-21	-38	-38	-25
Profit for the period	**134**	**98**	**132**	**126**	**119**

Basis of accounting

The consolidated annual financial statements of DEPFA group are prepared in accordance with International Financial Reporting Standards ('IFRS').

The accounting policies applied in the preparation of the consolidated financial statements in 2005 were also applied for this interim report, including the calculation of the comparative figures.

No new entities have been consolidated in this period.

Notes to the Group balance sheet and income statement

1. Net interest income

	31.03.2006 € m	31.03.2005 € m
Interest income		
Loans and advances	1,448	1,029
Other lending business and money market transactions	131	213
Fixed income securities	465	547
	2,044	**1,789**
Interest expense		
Asset-covered bonds	-851	-746
Other debt securities	-118	-98
Borrowings	-37	-31
Subordinated debt	-28	-24
Other banking transactions	-903	-780
	-1,937	**-1,679**

2. Net fee and commission income

	31.03.2006 € m	31.03.2005 € m
Fee and commission income		
Commission income from liquidity facilities	5	3
Other fees	3	3
	8	**6**
Fee and commission expense		
Fees paid	-3	-2
	-3	**-2**

3. Net trading income

	31.03.2006 € m	31.03.2005 € m
Securities and derivatives held for trading	63	43
Foreign exchange transaction gains less losses	-1	2
	62	**45**

4. Operating expenses

	31.03.2006 € m	31.03.2005 € m
Staff costs	-37	-36
Administrative expenses	-18	-15
Depreciation	-2	-2
Other operating expenditure	-1	-
	-58	**-53**

5. Loans and advances to banks

	31.03.2006 € m	31.12.2005 € m
Public sector loans	20,812	22,166
Term deposits	3,760	5,002
Reverse repurchase agreements	4,087	4,414
Cash collateral	6,938	7,987
Other loans and advances	1,349	3,301
	36,946	**42,870**

6. Derivatives and other trading liabilities

	31.03.2006 Assets € m	31.03.2006 Liabilities € m	31.12.2005 Assets € m	31.12.2005 Liabilities € m
Derivatives				
Interest rate and currency swaps	6,480	12,295	8,011	16,358
Interest rate futures	1	8	1	-
Interest rate options purchased	1	-	-	-
Interest rate options written	-	2	-	-
Other interest rate derivative contracts	-	-	10	1
Foreign exchange contracts	110	67	80	59
Credit derivatives	111	81	44	11
Other derivatives	1	16	1	29
	6,704	**12,469**	**8,147**	**16,458**
Other trading liabilities				
Short positions	-	992	-	1,083
	6,704	**13,461**	**8,147**	**17,541**

7. Loans and advances to customers

	31.03.2006 € m	31.12.2005 € m
Public sector and infrastructure loans	117,624	113,593
Term deposits	152	56
Reverse repurchase agreements	373	289
Property loans	2,261	2,434
Other loans and advances	125	91
	120,535	**116,463**
Allowances for losses on loans and advances (note 8)	-26	-26
	120,509	**116,437**

8. Impairment losses on loans and advances

	31.03.2006 € m	31.12.2005 € m
Opening balance	-26	-32
Impairment losses	-	-3
Loan transfers	-	9
Closing balance	**-26**	**-26**

The total allowance for losses on loans and advances is made up as follows:

	31.03.2006 € m	31.12.2005 € m
Public sector and infrastructure loans	3	3
Property loans	23	23
	26	**26**

9. Deposits from banks

	31.03.2006 € m	31.12.2005 € m
Term deposits	16,981	16,664
Call deposits	1,376	2,027
Repurchase agreements	39,920	43,188
Other liabilities	6,967	5,144
	65,244	**67,023**

10. Due to customers

	31.03.2006 € m	31.12.2005 € m
Term deposits	3,730	3,753
Call deposits	60	120
Repurchase agreements	4,781	3,213
Other liabilities	948	586
	9,519	**7,672**

11. Debt securities in issue

	31.03.2006 € m	31.12.2005 € m
Public sector covered bonds	91,467	91,756
Other covered bonds	449	515
Other debt securities in issue	9,722	9,341
	101,638	**101,612**

12. Other borrowed funds

	31.03.2006 € m	31.12.2005 € m
Subordinated debt	1,209	1,422
Profit participation certificates	955	956
	2,164	**2,378**

13. Incentive compensation programme

At 31 March 2006, the Trust established to purchase shares under the Group incentive programme held 8,744,299 shares of DEPFA BANK plc at a cost of € 94 million. Compensation cost relating to the programme recognised in the income statement amounted to € 10 million.

14. Segmental reporting

The Group is organised on a worldwide basis into the following main business segments:

Budget Finance
The Budget Finance segment incorporates the traditional public finance lending business of DEPFA in the form of bond and loan financing with public sector authorities. The Group does not take any interest rate risks within this segment. It also includes all of the Group's funding positions which are recharged to other segments at agreed rates. Unhedged public sector loans and bonds are included in Global markets.

Client Product Services
This area of business comprises the provision of various forms of balance sheet financing as well as off-balance sheet products and services to customers. This segment relates specifically to derivative products, structured transactions, securitisation and advisory services.

Global Markets
Global Markets consists of the Group's unhedged loan and bond books and the Group's trading activities.

Infrastructure Finance
Infrastructure Finance relates to financing of infrastructure projects. DEPFA focuses on essential infrastructure i.e. roads, bridges, tunnels and public buildings.

Corporate Centre
This area contains overhead costs, project costs as well as the residual property portfolio of the Deutsche Pfandbriefbank AG and surplus capital.

Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions are charged to the business segments where practical in accordance with their estimated proportionate share of overall activities. Unallocated expenses are retained at the Corporate Centre.

	Q1 2006					
€ m	**Budget Finance**	**Infra-structure Finance**	**Client Product Services**	**Global Markets**	**Corporate Centre/ Consolida-tion items**	**Group**
Net interest income	86	6	-2	22	-5	107
Non interest revenues	69	2	27	26	13	137
Total revenues	**155**	**8**	**25**	**48**	**8**	**244**
Total expenditure	**-24**	**-4**	**-6**	**-8**	**-16**	**-58**
Impairment losses	-	-	-	-	-	-
Profit before tax	**131**	**4**	**19**	**40**	**-8**	**186**
Taxation						-52
Profit for the period						**134**

	Q1 2005					
€ m	**Budget Finance**	**Infra-structure Finance**	**Client Product Services**	**Global Markets**	**Corporate Centre/ Consolida-tion items**	**Group**
Net interest income	71	5	-	32	2	110
Non interest revenues	35	1	4	43	4	87
Total revenues	**106**	**6**	**4**	**75**	**6**	**197**
Total expenditure	**-22**	**-3**	**-3**	**-10**	**-15**	**-53**
Impairment losses	-	-	-	-	-	-
Profit before tax	**84**	**3**	**1**	**65**	**-9**	**144**
Taxation						-25
Profit for the period						**119**

15. Contingent liabilities and commitments

	31.03.06 € m	31.12.05 € m
Contingent liabilities for guarantees and indemnity agreements	25	29

	31.03.06 € m	31.12.05 € m
Loan commitments	22,508	21,473

Other details

New commitments

	31.03.06 € m	31.03.05 € m
Public sector finance	13,152	23,436
Public sector related	1,629	776
	14,781	**24,212**

Primary sales of debt securities including loans

	31.03.06 € m	31.03.05 € m
Public sector covered bonds	4,412	8,229
Other debt securities	756	1,003
Loans	325	559
	5,493	**9,791**

Loans consist of borrowings with a maturity of greater than 1 year.

Average number of employees

	31.03.06	31.03.05
Average number of employees	515	454

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital	**31.03.06 € m**	**31.12.05 € m**
Core capital (Tier I)	2,765	2,976
Supplementary (Tier II)	1,350	1,104
Total regulatory capital	**4,115**	**4,080**

Capital adequacy ratios	**31.03.06**	**31.12.05**
BIS Risk weighted assets (€ m)	25,607	24,081
Core capital ratio (Tier I)	10.8%	12.4%
Total capital ratio (Tier I and Tier II)	16.1%	16.9%

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements (BIS), Basle Accord regulations to facilitate international comparisons.

Management



Gerhard Bruckermann *(Chairman & CEO)*

Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Since 2002 Gerhard Bruckermann is Chairman & CEO of DEPFA BANK plc. Gerhard Bruckermann previously held senior positions in the Capital Market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA's Public Finance Activities are widely credited to Gerhard Bruckermann's initiative and vision.



Matthias Mosler *(Deputy CEO)*

Matthias Mosler joined DEPFA BANK plc on 1st October 2005 as Member of the Executive Committee and became Deputy CEO as of 14 February 2006. Furthermore, he is responsible for Infrastructure Finance and Client Relationship Management. Between 2000 and 2005 Matthias Mosler worked for Merrill Lynch where he was CEO of Germany and Vice Chairman of European Equity Capital Markets. He also worked for Goldman Sachs in New York and London as Managing Director in M&A, Corporate Finance and Equity Capital Markets. Matthias Mosler began his career at Deutsche Bank where he held positions in Debt Capital Markets and as assistant to the CEO.



Reinhard Grzesik *(CFO)*

Reinhard Grzesik joined DEPFA Group in 1996 serving as head of the Corporate Planning division until 2001. He previously worked in Group Development at Deutsche Bank AG. As a member of the Executive Committee of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Reinhard Grzesik is in charge of Group Operations.

Rolf Hengsteler



Rolf Hengsteler joined DEPFA Group in 1999. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt based Citigroup. As Chief Risk Officer of DEPFA BANK plc, he is responsible for Group Risk Control and IT.

Andrew T. Readinger



Andrew T. Readinger joined DEPFA BANK plc in January 2005 as a Managing Director, Member of the Executive Committee. Prior to joining DEPFA Group, Andrew Readinger held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley.

As a member of the Executive Committee of DEPFA BANK plc, Andrew Readinger is responsible for Client Product Services and Global Markets.

Bo Heide-Ottosen



Bo Heide-Ottosen joined DEPFA BANK plc in October 2004 as Managing Director and Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki.

As a member of the Executive Committee of DEPFA BANK plc, Bo Heide-Ottosen is responsible for the Group's global Treasury, Budget Finance and Global Markets.

Addresses

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222 , Fax +353 1 792-2211
www.depfa.com

Frankfurt Office
Neue Mainzer Straße 75
60311 Frankfurt, Germany
Phone +49 69 92882-0, Fax +49 69 92882-100

Copenhagen Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7290-0580

Madrid Representative Office
Monte Esquinza, 30 4th floor
28010 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Branch
623 Fifth Avenue, 22nd floor
New York, N.Y. 10022, USA
Phone +1 917 286 2000, Fax +1 917 286 2088

Chicago Representative Office
30 North LaSalle Street, Suite 1510
Chicago, IL 60602, USA
Phone +1 312 332 9100, Fax +1 312 332 9192

Paris Branch
1, rue Saint Georges
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torre Argentinia n.21
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

San Francisco Representative Office
One Market
Steuart Tower, Suite 1125
San Francisco, California, CA 94105, USA
Phone +1 415 541 7991, Fax +1 415 541 9036

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-6241, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

Warsaw Representative Office
ul. Ksiaceca 4
00-498 Warsaw, Poland
Phone +48 22 537-7600, Fax +48 22 537-7601

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Investment Bank Ltd.
International Banking Unit
10 Diomidous Street, 3rd floor
CY-2024 Nicosia, Cyprus
Phone +357 22 396-300, Fax +357 22 396-399

Hong Kong Representative Office
1005 ICBC Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222, Fax +353 1 792-2211

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Finance N.V.
Herengracht 450
1017 CA Amsterdam, Netherlands
Phone +31 20 555-4466, Fax +31 20 555-4308

DEPFA BANK plc
1 Commons Street
Dublin 1, Ireland

Phone +353 1 792-2222
Fax +353 1 792-2211
E-mail: info@depfa.com
Internet: www.depfa.com

DEPFA BANK